O L S H A N G R U N D M A N F R O M E R O S E N Z W E I G & W O L O S K Y L L P
September 27, 2007	PARK AVENUE TOWER 65 EAST 55TH STREET NEW YORK, NEW YORK10022 TELEPHONE: 212.451.2300 FACSIMILE: 212.451.2222 WWW.OLSHANLAW.COM DIRECT DIAL: 212.451.2252 EMAIL: KSCHLESINGER@OLSHANLAW.COM

BY FACSIMILE

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Division Of Corporation Finance, Mail Stop 3561
Attention:  Brian Bhandari

Re:

SP Acquisition Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 14, 2007
File No. 333-142696

Dear Mr. Bhandari:

Per our discussion this morning, attached is a changed page to the Form S-1. The changed page is in response to Comment 10 of the Staff’s comment letter dated September 25, 2007.  Please call me at (212) 451-2249 or Mark L. Lakin at (212) 451-2249 at your earliest convenience to discuss.

Financial Statements

Notes to Financial Statements

Note D – Related Party Transactions, page F-11

10.

Considering the private placement warrants will be sold to SP Acq. LLC, an entity beneficially owned by your officers, please disclose the fair value of these warrants and the amount of compensation expense to be recognized.  As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

NEW JERSEY OFFICE 744 BROAD STREET, 16TH FLOOR NEWARK, NJ 07102 TELEPHONE: 973.331.7200 FACSIMILE: 973.331.7222

September 27, 2007

The Company believes that the private placement warrants will be issued at fair value and therefore there is no compensation expense to be recognized.  The Company believes the purchase price of the private placement warrants is similar to the trading price of the warrants for other blank check companies which had the same $10.00 per unit offering price as the company contemplates after taking into effect other appropriate considerations.  Disclosure of the Company’s position has been added to “Management’s Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources” (page 53).

Please direct any questions or comments concerning this response to the undersigned at 212-451-2252, Steve Wolosky at 212-451-2333 or Mark L. Lakin at 212-451-2249.

Very truly yours,

/s/ Kenneth A. Schlesinger

Kenneth A. Schlesinger

Management’s discussion and analysis of financial condition and results of operations

$432,300,000 if the underwriters’ over-allotment option is exercised in full). Of this amount, $376,400,000 (or $432,200,000 if the underwriters’ over-allotment option is exercised in full) will be held in the trust account and the remaining $100,000, in either case, will not be held in the trust. An additional amount equal to 3.15% of the gross proceeds of this offering, or $12,600,000 ($14,490,000, if the underwriters’ over-allotment option is exercised in full), will also be held in the trust account and be used to pay the underwriters a deferred fee upon the consummation of our initial business combination, and will not be available for our use to effect our initial business combination. We expect that most of the proceeds held in the trust account will be used as consideration to pay the sellers of a target business or businesses with which we ultimately complete our initial business combination. We expect to use substantially all of the net proceeds of this offering not in the trust account to pay expenses in locating and acquiring a target business, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating our initial business combination. To the extent that our capital stock or debt financing is used in whole or in part as consideration to effect our initial business combination, any proceeds held in the trust account as well as any other net proceeds not expended will be used to finance the operations of the target business.

We believe that, upon consummation of this offering and the sale of the additional founder’s warrants, the funds available to us outside of the trust account, together with interest income of up to $3.5 million on the balance of the trust account which may be released to us for working capital requirements, will be sufficient to allow us to operate for at least the next 24 months, assuming that our initial business combination is not consummated during that time. Over this time period, we anticipate making up to $3.6 million of expenditures as follows:

approximately $1,450,000 of expenditures for legal, accounting and other expenses, including due diligence expenses, and due diligence of the prospective target business by our affiliates, advisors, officers and directors, and reimbursement of out-of-pocket expenses incurred in connection with the investigation, structuring and negotiation of our initial business combination;

approximately $240,000 of expenditures in fees relating to our office space and certain general and administrative services;

approximately $200,000 of expenditures in legal and accounting fees relating to our SEC reporting obligations; and

approximately $1,710,000 for general working capital that will be used for miscellaneous expenses (potentially including deposits, down payments or funding of a ‘‘no-shop’’ provision with respect to a particular business combination for a proposed initial business combination), director and officer liability insurance premiums, brokers’ retainer fees, finder’s fees, consulting fees or other similar compensation and reserves.

A portion of the expenditures have been or will be paid from advances we received from Steel Partners, Ltd. as described below. These advances will be repaid no later than December 31, 2007 out of either the proceeds of the sale of the founder’s units or the proceeds of this offering not being placed in the trust account or with interest income earned on the trust account balance.

We believe the purchase price of $1.00 per warrant for the additional founder’s warrants will represent fair value of such warrants on the date of purchase and accordingly no compensation expense will be recognized with respect to the issuance of the additional founder’s warrants.

We do not believe we will need additional financing following this offering in order to meet the expenditures required for operating our business prior to our initial business combination. However, we will rely on interest earned of up to $3.5 million on the trust account to fund such expenditures and, to the extent that the interest earned is below our expectation, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, in addition to the co-investment we may need to obtain additional financing to consummate our initial business combination. We may also need additional financing because we become obligated to convert into cash a significant number of shares of public stockholders voting against our initial business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

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